GREAT QUEST
METALS LTD.

March 18, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on March 18, 2004. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

Karen Nestoruk
Administration

/kn
enclosure

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

March 18, 2004
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Plans to Rejuvenate the Copper-Gold-Molybdenum Taseko Property

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (the "Company") (TSX Venture Exchange: GQ) reports that with the price of copper up to U.S.$1.30 from just U.S.$0.70 a year and a half ago and with gold at U.S.$410 from U.S.$260 in March, 2001, the Taseko property, located 225 km north of Vancouver, B.C. once again becomes a very important asset of the Company. Great Quest owns 100% of the property, subject to a 2.5% net smelter royalty to $1.5 million.

In 1989 to 1991 the Company, with the help of ASARCO Incorporated, established in situ resources of 11,078,000 tons of 0.61 of copper and 0.023 ounces/ton gold. The copper-molybdenum-gold Buzzer zone occurs 10,000 feet east of the Empress zone. There are excellent possibilities for increasing mineral resources. Three other, highly prospective targets remain. Those include the Buzzer West, Granite Creek and East zones.

The Empress and East zones occur along a band of intensely altered volcanic rock. In the Empress zone this band is 2100 feet wide, 300 to 750 feet thick and overlies granitic rock, which is fresh and unaltered. The band has been traced for 15,000 feet. Four holes have been drilled into the East zone, 3000 feet east of the Empress zone. Although mineralization is not as consistent as in the Empress zone and there are more dikes, it has not been well tested. Two holes between the Empress and East zones intersected 273.5 feet of 0.16 % copper and 111 feet of 0.16 % copper.

The Buzzer West zone is defined by an approximate 700 by 2300 foot, greater than 200 ppm, copper soil anomaly, which is oriented east-west and underlain by granitic rock. There is a 200 foot wide strip in the middle of this anomaly which is less then 200 ppm copper. Although the area west of the anomalous area has not been soil sampled, fragments of granitic rock with chalcopyrite and/or molybdenum have been traced 800 feet further west. This anomalous area of copper soils is part of an 8000 foot long series of copper soil anomalies in the area extending west. Fragments of mineralized granitic rock have been found at the west end of this anomaly

The Granite Creek zone was intersected in two drill holes 600 feet north of the Empress zone. Instead of three horizontal bands of altered rock as in the Empress zone, there is only one band, 357 feet thick. Below the altered rock, there is a highly altered granitic rock unlike that found under the Empress zone. DH-91-49 intersected 0.035% Molybdenum over 251 feet from 186 – 437 and 0.23% copper and 0.007 ounces gold over 292 feet from 611-903.

Although the main focus of Great Quest's activities remain on gold in Mali, west Africa, it is difficult to ignore the copper-gold-molybdenum Taseko property in light of the recent rise in the price of copper and gold. Great Quest is planning to initiate a drill program on the property this summer either on its own or in a joint venture.

"Willis W. Osborne"
Willis W. Osborne
President

N E W S R E L E A S E